Exhibit 99.1

INDIVIOR PLC

TRANSACTIONS IN OWN SHARES
April 30 , 2024

INDIVIOR PLC ("Indivior") announces that on April 29, 2024, it purchased for cancellation the following number of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc.

Ordinary Shares

Date of purchases:	April 29, 2024
Number of ordinary shares purchased:	13,653
Highest Price per share:	1,452.00
Lowest Price per share:	1,384.00
Volume Weighted Average Price per share:	1,414.87

Indivior intends to cancel all of the purchased shares.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Following the above transaction and cancellation of the purchased shares, Indivior has 135,397,154 ordinary shares with voting rights in issue. There are no ordinary shares held in treasury.

The above figure (135,397,154) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

Aggregated information

Trading Venue	Aggregated volume (shares)	Volume weighted average price (p)
XLON	4,956	1,412.43
BATE	2,024	1,417.95
CHIX	5,364	1,413.58
AQXE	1,309	1,424.60

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123

Transaction details

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior as part of the Share Repurchase Program is detailed below.

Time	Price (p)	Quantity	Venue	Reference
08:10:41	1,409.00	198	XLON	E0IbnPJGo7gm
08:10:41	1,411.00	203	XLON	E0IbnPJGo7gN
08:25:08	1,413.00	196	XLON	E0IbnPJGoNhm
08:25:14	1,411.00	197	CHIX	2977838244287
08:40:01	1,399.00	182	XLON	E0IbnPJGoekC
08:40:01	1,399.00	184	CHIX	2977838246301
08:58:51	1,386.00	248	XLON	E0IbnPJGowrS
08:58:51	1,386.00	121	XLON	E0IbnPJGowrU
09:11:11	1,384.00	187	BATE	156728343356
09:19:16	1,385.00	180	XLON	E0IbnPJGpCqv
09:27:03	1,396.00	175	CHIX	2977838251541
09:48:22	1,391.00	137	XLON	E0IbnPJGpaqf
09:48:22	1,391.00	50	XLON	E0IbnPJGpaqi
09:48:22	1,391.00	183	BATE	156728345937
09:48:22	1,391.00	82	AQXE	15221
09:48:22	1,391.00	63	AQXE	15222
09:48:22	1,391.00	46	AQXE	15223
10:04:32	1,392.00	186	XLON	E0IbnPJGpole
10:27:56	1,391.00	173	CHIX	2977838258466
10:28:17	1,388.00	359	XLON	E0IbnPJGq8ke
10:46:43	1,385.00	78	XLON	E0IbnPJGqLpj
10:46:43	1,385.00	112	XLON	E0IbnPJGqLpl
11:14:13	1,386.00	186	CHIX	2977838263451
11:14:13	1,386.00	181	CHIX	2977838263456
11:30:17	1,389.00	209	CHIX	2977838264806
11:40:54	1,390.00	204	CHIX	2977838265864
11:46:35	1,389.00	128	CHIX	2977838266306
11:46:35	1,389.00	80	CHIX	2977838266307
11:46:35	1,388.00	103	CHIX	2977838266312
11:46:35	1,388.00	98	CHIX	2977838266313
11:46:35	1,388.00	10	CHIX	2977838266314
12:15:29	1,390.00	61	CHIX	2977838269178
12:15:29	1,390.00	111	CHIX	2977838269179
12:15:29	1,390.00	11	CHIX	2977838269180
12:24:59	1,390.00	41	CHIX	2977838270117
12:24:59	1,390.00	36	CHIX	2977838270118
12:24:59	1,390.00	29	CHIX	2977838270119
12:24:59	1,390.00	89	CHIX	2977838270120
12:28:01	1,389.00	194	CHIX	2977838270457
12:41:54	1,404.00	378	XLON	E0IbnPJGrdyx
13:03:01	1,414.00	183	CHIX	2977838274059
13:03:54	1,412.00	199	BATE	156728359603
13:23:59	1,415.00	174	BATE	156728361067
13:26:32	1,424.00	180	CHIX	2977838276720
13:30:46	1,421.00	177	AQXE	41443
13:37:32	1,420.00	203	CHIX	2977838278117
13:42:33	1,424.00	187	AQXE	43165
13:42:34	1,422.00	193	XLON	E0IbnPJGsTy0
13:52:21	1,419.00	173	CHIX	2977838279790
14:04:55	1,423.00	49	CHIX	2977838281628
14:04:55	1,423.00	95	CHIX	2977838281629
14:07:37	1,422.00	137	XLON	E0IbnPJGspY3
14:11:31	1,427.00	181	XLON	E0IbnPJGssCT
14:11:34	1,425.00	128	CHIX	2977838282359
14:23:17	1,424.00	181	AQXE	50203
14:23:22	1,421.00	171	BATE	156728366404
14:23:25	1,421.00	18	BATE	156728366407
14:26:46	1,418.00	172	BATE	156728366770
14:36:55	1,433.00	190	CHIX	2977838288319
14:38:30	1,432.00	175	BATE	156728369184
14:38:30	1,432.00	173	XLON	E0IbnPJGtbYj
14:48:57	1,432.00	179	CHIX	2977838291520
14:56:26	1,434.00	40	CHIX	2977838293579
14:56:26	1,434.00	39	AQXE	62742
14:56:26	1,434.00	111	AQXE	62743
14:57:12	1,431.00	136	CHIX	2977838293804
14:57:12	1,431.00	50	CHIX	2977838293805
14:57:31	1,428.00	181	CHIX	2977838293892
14:57:31	1,428.00	178	BATE	156728372597
15:13:31	1,433.00	38	AQXE	68191
15:13:46	1,431.00	14	XLON	E0IbnPJGutTC
15:13:46	1,431.00	249	XLON	E0IbnPJGutTE
15:13:46	1,431.00	249	XLON	E0IbnPJGutTG
15:13:46	1,431.00	3	XLON	E0IbnPJGutTI
15:25:52	1,436.00	186	CHIX	2977838300657
15:25:52	1,436.00	195	XLON	E0IbnPJGvDGF
15:25:52	1,435.00	200	CHIX	2977838300663
15:36:18	1,432.00	4	BATE	156728379433
15:36:18	1,432.00	188	BATE	156728379434
15:36:18	1,431.00	190	BATE	156728379436
15:43:04	1,434.00	124	BATE	156728380754
15:43:07	1,434.00	61	BATE	156728380761
15:50:08	1,433.00	99	XLON	E0IbnPJGvvsA
15:50:08	1,433.00	102	XLON	E0IbnPJGvvsC
15:50:10	1,432.00	178	XLON	E0IbnPJGvvuo
15:56:02	1,432.00	48	XLON	E0IbnPJGw5Jc
15:56:02	1,432.00	131	XLON	E0IbnPJGw5Je
16:00:46	1,431.00	188	XLON	E0IbnPJGwDPj
16:08:36	1,439.00	188	XLON	E0IbnPJGwR6Q
16:08:36	1,439.00	41	AQXE	87275
16:08:36	1,439.00	250	AQXE	87276
16:08:36	1,439.00	94	AQXE	87277
16:14:37	1,445.00	115	CHIX	2977838316140
16:15:20	1,450.00	208	CHIX	2977838316584
16:18:41	1,452.00	166	CHIX	2977838317927
16:18:41	1,452.00	19	CHIX	2977838317928
16:21:48	1,452.00	183	CHIX	2977838319522

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.